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                                                                                                 EXHIBIT 12

                     KENTUCKY POWER COMPANY
        Computation of Ratio of Earnings to Fixed Charges
                (in thousands except ratio data)
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                                                                                                    Twelve
                                                                                                    Months
                                                              Year Ended December 31,               Ended
                                                  1993       1994       1995       1996      1997   9/30/98
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . .  $17,472    $19,090    $19,090   $14,914   $14,867   $13,979
  Interest on Other Long-term Debt . . . . . .    2,033       -         2,422     6,446     8,597    11,914
  Interest on Short-term Debt. . . . . . . . .    1,001      1,621      2,242     2,849     3,034     2,401
  Miscellaneous Interest Charges . . . . . . .      523        485        510       555       559       625
  Estimated Interest Element in Lease Rentals.      800        700        700       800     1,700     1,700
       Total Fixed Charges . . . . . . . . . .  $21,829    $21,896    $24,964   $25,564   $28,757   $30,619

Earnings:
  Net Income . . . . . . . . . . . . . . . . .  $18,031    $25,273    $25,128   $16,973   $20,746   $19,895
  Plus Federal Income Taxes. . . . . . . . . .    1,620      2,178      3,914     5,119     9,415     8,871
  Plus State Income Taxes. . . . . . . . . . .    1,116      1,154      1,420       598     2,190     2,051
  Plus Fixed Charges (as above). . . . . . . .   21,829     21,896     24,964    25,564    28,757    30,619
       Total Earnings. . . . . . . . . . . . .  $42,596    $50,501    $55,426   $48,254   $61,108   $61,436

Ratio of Earnings to Fixed Charges . . . . . .     1.95       2.30       2.22      1.88      2.12      2.00
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